DAVIS LLP | LEGAL ADVISORS SINCE 1892

FROM THE OFFICE OF Joy Syho
DIRECT LINE 604.443.2643
DIRECT FAX 604.605.4879
E-MAIL jsyho@davis.ca


10015337

FILE NUMBER 67952-00001

March 1, 2010

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

SUPPL

Dear Sirs:

Re: Paragon Minerals Corporation - Exemption No. 82-35102

We are solicitors for Paragon Minerals Corporation which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and
2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
DAVIS LLP
Per:

Joy Syho
Paralegal
JSS/jss

3/10

Date: March 1, 2010

Exemption No: 82-35102

PARAGON MINERALS CORPORATION
(the "Company")

LIST OF DOCUMENTS BEING SUBMITTED

1. **Material filed with the Director of Corporations as required under the Business Corporations Act (Canada) and regulations thereunder ("Canada"), with the Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC"), with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in Newfoundland and Labrador under the Business Corporations Act (Newfoundland and Labrador) and regulations thereunder ("Newfoundland") and with the Registrar of Corporations as required to maintain the Company's extra-territorial registration in the Nunavut Territory under the Business Corporations Act (Nunavut) and the regulations thereunder ("Nunavut")**

	Document Name or Information		Date Filed
(a)	Incorporation Documents		
	(i)	Canada	N/A
(b)	Extra-provincial Registration		
	(i)	BC	N/A
	(ii)	Newfoundland	N/A
	(iii)	Nunavut	N/A
(c)	Annual Reports		
	(i)	Canada	N/A
	(ii)	BC	N/A
	(iii)	Newfoundland	N/A
	(iv)	Nunavut	N/A
(d)	Notices Filed with Registrar of Companies		
	(i)	Canada	N/A

(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

(e) Special Resolution

(i)	Canada	N/A
(ii)	BC	N/A
(iii)	Newfoundland	N/A
(iv)	Nunavut	N/A

2. Materials filed with the Securities Commissions of British Columbia, Alberta, Quebec and Ontario (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Quebec), and the Securities Act (Ontario), the regulations under such acts as well as under Canadian Securities Administrators National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101"), National Instrument 45-106, Prospectus and Registration Exemptions ("NI 45-106"), National Instrument 52-109, Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), and National Instrument 43-101, Standards of Disclosure for Mineral Projects ("NI 43-101"):

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Annual Information Form (not mandatory and not filed)	N/A
(c)	Annual CEO and CFO Officer Certifications under NI 52-109	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 26, 2010 for the first quarter ended December 31, 2009
(e)	Interim CEO and CFO Officer Certifications under NI 52-109	February 26, 2010 for the first quarter ended December 31, 2009
(f)	News Releases	February 10, 2010 February 16, 2010 February 17, 2010
(g)	Form 51-102F3, Material Change Report	N/A
(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy	N/A

(h)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(i)	Notice of shareholders' meeting, Form of Proxy and Management's Information Circular	N/A
(j)	Form 45-106F1, Report of Exempt Distribution	February 22, 2010
(k)	Notice of Change in Year End by more than 14 Days	N/A
(l)	Notice of Change in Corporate Structure	N/A
(m)	Notice of Change of Auditors	N/A
(n)	Business Acquisition Report under NI 51-102	N/A
(o)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	N/A
(p)	Notice of Change of Status Report	N/A
(q)	Filing of documents Affecting the Rights of Securityholders including:	
	(i) material changes to charter documents	N/A
	(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company	N/A
	(iii) any securityholder rights plans or similar plans	N/A
	(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally	N/A
	(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so	N/A

as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.

(r)	Prospectus	N/A
(s)	Amendment to Prospectus	N/A
(t)	Takeover Bid Circular	N/A
(u)	Notice of Change or Variation to Takeover Bid Circular	N/A
(v)	Issuer Bid Circular	N/A
(w)	Notice of Change or Variation to Issuer Bid Circular	N/A
(x)	Initial Acquisition Report	N/A
(y)	Subsequent Acquisition Reports	N/A
(z)	Technical Reports	N/A

3. Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies) :

	Document Name or Information	Date Filed
(a)	Exchange Filing Statement	N/A
(b)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(c)	Annual Information Form (not mandatory and not filed)	N/A
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	February 26, 2010 for the first quarter ended December 31, 2009
(e)	News Releases	February 10, 2010 February 16, 2010 February 17, 2010
(f)	Form 51-102F3, Material Change Report	N/A
(g)	Notice of Meeting and Record Dates of shareholders' meeting	N/A
(h)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(i)	Prospectus	N/A
(j)	Amendment to Prospectus	N/A

(k)	Takeover Bid Circular	N/A
(l)	Notice of Change or Variation to Takeover Bid Circular	N/A
(m)	Issuer Bid Circular	N/A
(n)	Notice of Change or Variation to Issuer Bid Circular	N/A
(o)	Initial Acquisition Report	N/A
(p)	Subsequent Acquisition Reports	N/A
(q)	Notice of Intention to Sell by a Control Person	N/A
(r)	Notice of Dividends	N/A
(s)	Exchange Bulletins announcing certain transactions:	
	(i) Promotional Investor Relations and Market-Making Activities	N/A
	(ii) Dividend/Distribution Declaration	N/A
	(iii) Private Placement	February 16, 2010
	(iv) Warrant Amendments	N/A
	(v) Shares for Debt	N/A
	(vi) Short Form Offering	N/A
	(vii) Acquisitions/Dispositions	N/A
	(viii) Notice of Intention to Make a Normal Course Issuer Bid	N/A
	(ix) Name Change without Consolidation or Split	N/A
	(x) Name Change and Consolidation/Split	N/A
(t)	Listing Application	N/A

4. Materials distributed to security holders as required by the Business Corporations Act (Canada) and regulations thereunder and the Securities Acts of British Columbia, Alberta, Quebec and Ontario and regulations thereunder, NI 54-101 and the rules and policies of the TSX Venture Exchange:

	Document Name or Information	Date Filed
(a)	Annual Report consisting of: (i) Audited annual financial statements and auditors' report thereon and (ii) Management's Discussion and Analysis	N/A
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	N/A
(c)	Notice of shareholders' meeting, Proxy and Information Circular	N/A
(d)	Prospectus	N/A
(e)	Amendment to Prospectus	N/A
(f)	Issuer Bid Circular	N/A
(g)	Notice of Change or Variation to Issuer Bid Circular	N/A

Exemption No: 82-35102



PARAGON MINERALS CORPORATION

INTERIM FINANCIAL STATEMENTS
(Unaudited)
For the three months ended December 31, 2009

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management. The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

PARAGON MINERALS CORPORATION
BALANCE SHEETS
(Unaudited - Stated in Canadian Dollars)

		December 31, 2009		September 30, 2009
ASSETS				
Current assets				
Cash and cash equivalents (Note 3)	$	1,040,793	$	390,358
Amounts receivable		17,729		12,667
Prepaid expenses and deposits		96,293		24,512
		1,154,815		427,537
Equipment (Note 4)		28,525		31,086
Marketable securities (Note 5)		418,277		707,225
Mineral property costs (Note 6)		9,710,063		9,619,538
	$	11,311,680	$	10,785,386
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Accounts payable and accrued liabilities	$	100,020	$	49,202
Shareholders' equity				
Accumulated comprehensive loss				
Deficit		(4,744,500)		(4,582,923)
Accumulated other comprehensive loss (Note 8)		(162,030)		(58,933)
		(4,906,530)		(4,641,856)
Share capital (Note 7)		14,716,990		14,058,649
Contributed surplus (Note 7)		1,401,200		1,319,391
		11,211,660		10,736,184
	$	11,311,680	$	10,785,386

Nature and continuance of operations (Note 1)

Approved by the Board of Directors:

"Michael Vande Guchte"	*"David Adamson"*
Michael J. Vande Guchte Director	David W. Adamson Director

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
STATEMENTS OF OPERATIONS AND DEFICIT
For the three months ended December 31,
(Unaudited - Stated in Canadian Dollars)

		2009		2008
EXPENSES				
Amortization	$	2,561	$	5,493
Investor relations		1,323		2,631
Office and miscellaneous		16,424		20,903
Professional fees		12,290		8,695
Salaries and benefits		39,272		127,141
Stock-based compensation		42,599		45,478
Shareholder information		4,796		3,494
Transfer agent and filing fees		6,756		824
Travel and accommodation		1,072		6,139
Loss before other items		(127,093)		(220,798)
OTHER ITEMS				
Interest income		112		5,933
Other income		-		1,691
Loss on sale of marketable securities		(34,596)		-
Future income tax (expense) recovery		-		(141,933)
		(34,484)		(134,309)
Net loss for the period		(161,577)		(355,107)
Deficit, beginning of the period		(4,582,923)		(3,179,974)
Deficit, end of the period	$	(4,744,500)	$	(3,535,081)
Basic and diluted loss per common share	$	(0.01)	$	(0.01)
Weighted average number of common shares outstanding		26,793,702		25,940,079

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION

STATEMENTS OF COMPREHENSIVE LOSS
For the three months ended December 31,
(Unaudited - Stated in Canadian Dollars)

		2009		2008
Net loss for the period	$	(161,577)	$	(355,107)
Other comprehensive loss				
Unrealized loss on marketable securities		(103,097)		(12,457)
Comprehensive loss for the period	$	(264,674)	$	(367,564)

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
STATEMENTS OF CASH FLOWS
For the three months ended December 31,
(Unaudited - Stated in Canadian Dollars)

	2009	2008
OPERATING ACTIVITIES		
Net loss for the period	$ (161,577)	$ (355,107)
Items not involving cash:		
Amortization	2,561	5,493
Gain on sale of equipment	-	(441)
Other Income	-	(1,250)
Stock-based compensation	42,599	45,478
Future income tax expense	-	141,933
Loss on sale of marketable securities	34,596	-
Changes in non-cash working capital items:		
Amounts receivable	(5,062)	81,361
Prepaid expenses and deposits	(84,145)	(16,419)
Accounts payable and accrued liabilities	(5,205)	(15,566)
	(176,233)	(114,518)
INVESTING ACTIVITIES		
Mineral property costs	(72,587)	(788,481)
Proceeds on sale of equipment	-	2,840
Proceeds from sale of marketable securities	151,255	-
	78,668	(785,641)
FINANCING ACTIVITIES		
Common shares issued for cash	800,000	-
Share issue costs	(52,000)	-
Recovery of property costs incurred	-	24,896
Property management fees received	-	2,041
	748,000	26,937
Change in cash and equivalents during the period	650,435	(873,222)
Cash and cash equivalents, beginning of period	390,358	1,593,028
Cash and cash equivalents, end of period	$ 1,040,793	$ 719,806
Cash paid during the period for interest	$ -	$ -
Cash paid during the period for Income taxes	$ -	$ -

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION
SCHEDULE OF MINERAL PROPERTY COSTS
(Stated in Canadian Dollars)

GOLD PROPERTIES	Balance, September 30, 2008	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2009	Gross Expenditures/ (Recoveries)	Write-offs	Balance, December 31, 2009
JBP Linear							
Plan of arrangement acquisition costs (1)	$ 1,625,276	$ -	$ -	$ 1,625,276	$ -	$ -	$ 1,625,276
Option payments (2)	33,333	15,525	-	48,858	-	-	48,858
Exploration costs							
Geological and geochemical	253,911	66,926	-	320,837	5,554	-	326,391
Drilling	580,230	-	-	580,230	-	-	580,230
Geophysical	96,320	-	-	96,320	-	-	96,320
Travel	2,136	250	-	2,386	-	-	2,386
Other	7,275	100	-	7,375	-	-	7,375
Stock-based compensation	94,405	5,758	-	100,163	-	-	100,163
	2,692,886	88,559	-	2,781,445	5,554	-	2,786,999
Recoveries (3)	(366,016)	(2,604)	-	(368,620)	-	-	(368,620)
Project management fees	(34,114)	(386)	-	(34,500)	-	-	(34,500)
Option payments received	(6,250)	-	-	(6,250)	-	-	(6,250)
	2,286,506	85,569	-	2,372,075	5,554	-	2,377,629
Golden Promise JV							
Plan of arrangement acquisition costs (1)	374,829	-	-	374,829	-	-	374,829
Option payments (2)	55,000	-	-	55,000	-	-	55,000
Exploration costs							
Geological and geochemical	55,827	12,062	-	67,889	-	-	67,889
Drilling	707,451	-	-	707,451	-	-	707,451
Travel	8,789	-	-	8,789	-	-	8,789
Other	24,775	-	-	24,775	-	-	24,775
Stock-based compensation	56,364	1,260	-	57,624	-	-	57,624
	1,283,035	13,322	-	1,296,357	-	-	1,296,357
Recoveries (3)	(848,689)	(10,755)	-	(859,444)	-	-	(859,444)
Project management fees	(52,377)	(542)	-	(52,919)	-	-	(52,919)
Option payments received	(60,400)	(323,594)	-	(383,994)	-	-	(383,994)
	321,569	(321,569)	-	-	-	-	-
Gold Star Properties							
Option payments (2)	-	-	-	-	25,000	-	25,000
Exploration costs							
Geological and geochemical	-	-	-	-	12,122	-	12,122
Travel	-	-	-	-	713	-	713
Other	-	-	-	-	10,060	-	10,060
	-	-	-	-	47,895	-	47,895

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION

SCHEDULE OF MINERAL PROPERTY COSTS (continued)

(Stated in Canadian Dollars)

GOLD PROPERTIES	Balance, September 30, 2008	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2009	Gross Expenditures/ (Recoveries)	Write-offs	Balance, December 31, 2009
Other Gold Properties							
Plan of arrangement acquisition costs (1)	$ 1,556,739	$ -	$ (809,040)	$ 747,699	$ -	$ -	$ 747,699
Option payments (2)	366,576	-	(192,677)	173,899	420	-	174,319
Exploration costs							
Geological and geochemical	317,447	106,127	(165,569)	258,005	5,618	-	263,623
Drilling	709,656	2,529	(4,598)	707,587	-	-	707,587
Geophysical	435	-	-	435	-	-	435
Travel	6,655	1,551	(328)	7,878	-	-	7,878
Other	14,932	2,917	(150)	17,699	-	-	17,699
Stock-based compensation	74,784	4,480	(4,589)	74,675	-	-	74,675
	3,047,224	117,604	(1,176,951)	1,987,877	6,038	-	1,993,915
Recoveries (3)	(986,717)	(18,341)	-	(1,005,058)	-	-	(1,005,058)
Project management fees	(60,404)	(1,248)	-	(61,652)	-	-	(61,652)
Option payments received	(21,250)	(25,400)	6,250	(40,400)	-	-	(40,400)
	1,978,853	72,615	(1,170,701)	880,767	6,038	-	886,805

BASE METAL PROPERTIES	Balance, September 30, 2008	Gross Expenditure/ (Recoveries)	Write-offs	Balance, September 30, 2009	Gross Expenditures/ (Recoveries)	Write-offs	Balance, December 31, 2009
South Tally Pond							
Plan of arrangement acquisition costs (1)	206,558	-	(95,611)	110,947	-	-	110,947
Option payments (2)	518,500	-	(150)	518,350	-	-	518,350
Exploration costs						-	
Geological and geochemical	613,756	231,166	(34,949)	809,973	17,758	-	827,731
Drilling	1,542,014	335,292	(1,767)	1,875,539	-	-	1,875,539
Geophysical	496,284	9,925	(86,507)	419,702	-	-	419,702
Travel	7,117	4,464	(887)	10,694	-	-	10,694
Other	6,872	12,450	(1,625)	17,697	4,325	-	22,022
Stock-based compensation	143,774	36,450	-	180,224	-	-	180,224
	3,534,875	629,747	(221,496)	3,943,126	22,083	-	3,945,209
Recoveries (3)	(37,779)	-	-	(37,779)	-	-	(37,779)
	3,497,096	629,747	(221,496)	3,905,347	22,083	-	3,927,430

The accompanying notes are an integral part of these financial statements.

PARAGON MINERALS CORPORATION

SCHEDULE OF MINERAL PROPERTY COSTS (continued)

(Stated in Canadian Dollars)

BASE METAL PROPERTIES	Balance, September 30, 2008	Gross Expenditures /(Recoveries)	Write-offs	Balance, September 30, 2009	Gross Expenditures/ (Recoveries)	Write-offs	Balance, December 31, 2009
Lake Douglas							
Plan of arrangement acquisition costs (1)	$ 267,720	$ -	$ -	$ 267,720	$ -	$ -	$ 267,720
Option payments	214,000	29,500	-	243,500	-	-	243,500
Exploration costs							
Geological and geochemical	386,706	21,743	-	408,449	7,305	-	415,754
Drilling	322,390	-	-	322,390	-	-	322,390
Geophysical	193,281	-	-	193,281	-	-	193,281
Travel	1,593	956	-	2,549	-	-	2,549
Other	750	-	-	750	-	-	750
Stock-based compensation	111,026	3,546	-	114,572	-	-	114,572
	1,497,466	55,745	-	1,553,211	7,305	-	1,5601,516
Recoveries (3)	(141,773)	-	-	(141,773)	-	-	(141,773)
	1,355,693	55,745	-	1,411,438	-	-	1,418,743
Other Base Metal properties							
Plan of arrangement acquisition costs (1)	905,059	-	-	905,059	-	-	905,059
Option payments (2)	19,520	200	-	19,720	-	-	19,720
Exploration costs							
Geological and geochemical	39,437	72,626	(47,352)	64,711	1,650	-	66,361
Drilling	3,538	76	-	3,614	-	-	3,614
Geophysical	83,229	-	(2,030)	81,199	-	-	81,199
Travel	574	540	(540)	574	-	-	574
Other	23,495	-	(3,500)	19,995	-	-	19,995
Stock-based compensation	6,754	1,498	-	8,252	-	-	8,252
	1,081,606	74,940	(53,422)	1,103,124	1,650	-	1,104,774
Recoveries (3)	(20,448)	(24,663)	-	(45,111)	-	-	(45,111)
Project management fees	(8,102)	-	-	(8,102)	-	-	(8,102)
	1,053,056	50,277	(53,422)	1,049,911	1,650	-	1,051,561
	$ 10,492,773	$ 572,384	$(1,445,619)	$ 9,619,538	$ 90,525	$ -	$ 9,710,063

1. Properties acquired pursuant to the Rubicon Plan of Arrangement were valued at their carrying amounts on Rubicon's books, which consisted of historical acquisition and exploration expenditures.
2. Option payments include cash and share payments made pursuant to various property agreements.
3. Recoveries represent exploration and acquisition costs funded by partners, exploration grants received and option payments received.

The accompanying notes are an integral part of these financial statements.

(Unaudited - Stated in Canadian Dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in Canada under the Canada Business Corporations Act on July 4, 2006 and is in the business of acquiring and exploring mineral property interests in Canada. The Company was incorporated to be the recipient of the Newfoundland portfolio of mineral exploration properties previously owned by Rubicon Minerals Corporation ("Rubicon") as part of Rubicon's re-organization under a Plan of Arrangement. The Plan of Arrangement became effective on December 8, 2006.

Pursuant to the Rubicon Plan of Arrangement, the Company received all of Rubicon's Newfoundland mineral properties and Newfoundland office equipment in exchange for 12,801,768 common shares of the Company, which were distributed to the Rubicon shareholders of record at that time. The Company also accepted the obligation to issue shares upon the exercise of stock options and warrants issued under the Plan of Arrangement. These options and warrants represent the portion of the value of Rubicon options and warrants outstanding at the completion of the plan of arrangement attributable to the spun-out Newfoundland assets.

At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its Canadian properties and the ability of the Company to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property. The Company is in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and has an accumulated operating deficit of $4,744,500 at December 31, 2009. The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate equity financing to fund its exploration and administrative expenses. The financial statements do not include any adjustments to the recoverability and classification of reduced asset amounts and classification of liabilities that might be necessary should the Company be unable to continue operations. These adjustments could be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited interim financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles. Certain information and disclosure normally required to be included in notes to annual financial statements have been condensed or omitted. The interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2009 together with the notes thereto. The interim financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2009 except as disclosed in below.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

New accounting policies adopted

Financial instruments - disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures effective for fiscal years ending after September 30, 2009. Enhanced fair value measurements entail a three-level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. The amendment clarifies that liquidity risk relates to financial liabilities that are settled by

(Unaudited - Stated in Canadian Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

delivering cash or another financial asset. Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk. The adoption of this standard did not have a significant impact on the Company's financial statements.

Future accounting changes

Convergence to international Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of October 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended September 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company's IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company's consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations, and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents, at the end of the period, consists of the following:

		December 31, 2009		September 30, 2009
Cash held in treasury accounts	$	839,853	$	120,367
Bankers acceptances with under 3 month maturity		200,940		269,991
	$	1,040,793	$	390,358

(Unaudited - Stated in Canadian Dollars)

4. EQUIPMENT

The Company's equipment at the end of the period is summarized as follows:

		December 31, 2009		September 30, 2009
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Furniture and office equipment	$ 5,186	$ 1,683	$ 3,503	$ 3,687
Computer equipment	55,815	38,418	17,397	18,807
Software	25,302	17,677	7,625	8,592
	$ 86,303	$ 57,778	$ 28,525	$ 31,086

5. MARKETABLE SECURITIES

The Company's marketable securities at the end of the period are summarized as follows:

	December 31, 2009		September 30, 2009	
	Fair Value	Cost	Fair Value	Cost
Common shares in public companies	$ 418,277	$ 580,307	$ 707,225	$ 766,158

The fair values of marketable securities have been determined from the quoted market value of the shares on the exchange where they are listed, as of the end of the period. A change in market value of its marketable securities is included as a component of other comprehensive loss.

6. MINERAL PROPERTIES

The following is a summary of the Company's material exploration property transactions and holdings during the period.

GOLD PROPERTIES

JBP Linear Property

The Company holds a 100% interest in the JBP Linear property, subject to advance royalties of $15,000 per year that commenced in 2007 and Net Smelter Returns (NSR) royalties of up to 3%, of which up to 2% can be re-purchased by the Company.

Golden Promise Property

The Company holds a 40% interest in the Golden Promise Property which is subject to a joint venture agreement with Crosshair Exploration & Mining Ltd ("Crosshair"). On April 8, 2009, the Company entered into a joint venture agreement with Crosshair on the Golden Promise property as follows:

Golden Promise Joint Venture Agreement – Crosshair Exploration & Mining Ltd.

Under the terms of the joint venture agreement Crosshair will issue to the Company 2,655,000 of its common shares to earn a 60% interest in the Golden Promise project (received). Crosshair will also provide the Company with a $2,000,000 carried interest in exploration expenditure to be completed prior to

(Unaudited - Stated in Canadian Dollars)

6. MINERAL PROPERTIES *(continued)*

May 2013. Crosshair can extend this time frame by one year upon issuing a further 250,000 common shares to the Company. The property is subject to Net Smelter Returns (NSR) royalties of up to 2%, of which 1% can be re-purchased by the joint venture partners.

On completion of the initial $2,000,000 in exploration expenditures, Crosshair can elect to earn an additional 10% interest (to 70%) by providing the Company with an additional $1.0 million carried interest in exploration expenditures within a one year period. Crosshair can extend this time frame by one year upon issuing a further 100,000 common shares to the Company. If Crosshair does not complete the additional exploration expenditures, it can purchase the 10% interest by paying to the Company the difference between the incurred additional exploration expenditures and the $1.0 million or retain a 60% interest. The Golden Promise Joint Venture Agreement was completed on April 30, 2009.

The new joint venture agreement has resulted in the termination of the original property option earn-in agreement dated May 1, 2006 and the property purchase and sale agreement entered into on June 4, 2008.

After recording the 2,655,000 common shares received at a value of $686,608, the Company recognized a gain of $363,014 in fiscal 2009 in connection with its sale to Crosshair of the 60% property interest.

Gold Star Property

On November 9, 2009, the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in northwestern Ontario. To earn its interest, the Company is required to make cash payments of $95,000 ($25,000 paid) and issue 200,000 common shares of the Company to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by the Company at any time for $750,000. The transaction is subject to approval by the TSX Venture Exchange.

Other Gold Properties

As of December 31, 2009, the Company retains a 100% interest in four other gold properties, (Huxter Lane JV, Long Pond JV, Glenwood, Maritec) and a 40% interest in one gold property (South Golden Promise). These gold properties are subject to NSR royalties of up to 3%, of which up to 2% can be re-purchased by the Company at any time for varying amounts.

The Company has granted property options to acquire interests in three of these other gold properties as follows:

Victoria Lake Option Agreement (South Golden Promise property) – Crosshair Exploration & Mining Ltd.

Crosshair has completed its requirements to acquire a 60% interest in one of the Company's other gold properties (South Golden Promise property) and two of the Company's base metal properties (Victoria Lake property and Victoria Lake 10188M property – see Other Base Metal Properties). Under the terms of this agreement, Crosshair spent $1.75 million over a four-year period and issued a total of 400,000 shares (issued previously to Rubicon). The three properties in the Victoria Lake Option Agreement are pending a formal Joint Venture agreement.

Huxter Lane Option Agreement (Huxter Lane property) – Golden Dory Resources Corp.

The Company holds a 100% interest in the Huxter Lane property. On February 17, 2009, the Company entered into an option agreement with Golden Dory Resources Corp. ("Golden Dory") whereby Golden Dory may earn a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period ($250,000 firm commitment in the first year) and by making cash payments of $50,000 ($5,000 received) and issuing 350,000 shares (50,000 shares received) to the

(Unaudited - Stated in Canadian Dollars)

6. MINERAL PROPERTIES *(continued)*

Company. On completion of the 60% earn-in commitment, Golden Dory may then elect to earn an additional 10% interest (to 70%) by issuing an additional 150,000 shares to the Company and completing a bankable feasibility study. Golden Dory will be the operator during the earn-in period.

Long Pond Option Agreement (Long Pond property) – Metals Creek Resources Corp.

On August 14, 2008, the Company optioned its 100%-owned Long Pond gold property (2 mineral licenses, 63 claims) located in the Baie Verte area of north central Newfoundland to Metals Creek Resources Corp. ("Metals Creek"). Under the terms of the agreement, Metals Creek must spend $500,000 over four years, including $50,000 firm in the first year, and make share issuances totaling 300,000 shares (100,000 shares received) to earn a 60% interest in the project. The property is subject to an underlying 0.5% NSR agreement that can be purchased by the Company at any time for $500,000. Metals Creek will be the operator during the earn-in period.

Property interests dropped

During the year ended September 30, 2009, the Company held the option to earn a 100% interest the Linear property and the Bowater property that collectively, along with the 100%-owned Appleton property and 100%-owned Golden Bullet property, formed the Appleton Linear property. The Company has terminated the property options and returned all four properties to their respective vendors and retains no interest in these properties.

During the year ended September 30, 2009, the Company held the option to earn a 100% interest the Huxter Lane SW property, which formed part of the Huxter Lane property. The Company terminated the property option in early January 2009 and retains no interest in the Huxter Lane SW property.

During the year ended September 30, 2009, the Company dropped its interests in the New World property, the Mt. Peyton property and the Jonathan's Pond property.

BASE METAL PROPERTIES

South Tally Pond Property

On September 1, 2006 the Company signed an option to acquire a 100% interest in 2 mineral licenses (249 claims) located in central Newfoundland. The two mineral licenses are subject to a 2% NSR royalty. In order for the Company to acquire the interest in the two mineral licenses it must:

a) Issue 250,000 shares on December 15, 2006, the option effective date (issued);
b) Issue 250,000 shares on December 15, 2007 (issued);
c) Issue 500,000 shares on the earlier of December 15, 2014 or completion of a bankable feasibility study;
d) Fund exploration expenditures of $30,951 incurred by the option or prior to the option effective date (paid).

The South Tally Pond property consists of several contiguous claim blocks and/or properties including the two above-mentioned optioned mineral licenses, the 100% owned Harpoon property, and other 100% owned claims staked by the Company. The Harpoon property is subject to a 2% NSR royalty to the vendor of which the Company may purchase 1% for $1,000,000 and a right of first refusal on the remaining 1% NSR royalty. Certain of these claims staked by the Company that occur within the 2 kilometre area of interest of the Barren Lake property (returned) remain subject to a 2.5% NSR royalty to the Barren Lake property vendor of which the Company may purchase 1.5% for $1,500,000 and a right of first refusal on the remaining 1% NSR royalty.

(Unaudited - Stated in Canadian Dollars)

6. MINERAL PROPERTIES *(continued)*

Lake Douglas Property

Under the terms of the 2006 Plan of Arrangement the Company acquired an option to earn a 100% interest in the Lake Douglas property by issuing 450,000 common shares and paying $500,000 in cash over 5 years. On January 10, 2009 the agreement was amended to decrease the aggregate cash option payments from $500,000 to $350,000 by January 2012 ($150,000 paid and $50,000 subsequently paid) and to increase the number of common shares to be issued from 450,000 common shares to 600,000 common shares by January, 2012 (200,000 shares issued and 100,000 shares subsequently issued). The property is subject to a 2% NSR royalty, of which the Company may purchase 1% for $1,000,000 and retains a right of first refusal on the remaining 1% NSR royalty.

Other Base Metal Properties

As of December 31, 2009, the Company retains interests in three other base metal properties, including a 100% interest in the Winterhill property and 40% interests in two properties (Victoria Lake and Victoria Lake 10188M). The properties are subject to NSR royalties of up to 2.5% of which up to 50% can be re-purchased by the Company and joint venture partners at any time for varying amounts.

The Victoria Lake and Victoria Lake 10188M properties (collectively, the Victoria Lake project) were subject to an option agreement with Crosshair, described earlier in these notes, pursuant to which Crosshair has earned a 60% interest in these properties (see Other Gold Properties – Victoria Lake Option Agreement).

The Company has granted property options to acquire interests in one of its other base metal properties as follows:

Winterhill Option Agreement (Winterhill property) – GFE Capital Corp.

On May 15, 2009, the Company entered into an option agreement with GFE Capital Corp. ("GFE Capital) on the Winterhill property whereby GFE Capital may earn a 70% interest in the property by funding $700,000 in exploration expenditures over a four-year period ($100,000 firm in first year, with any deficiency becoming payable to the Company in cash) and making cash payments of $60,000 to the Company. The property is subject to a 0.5% NSR royalty, held by a third party, that can be purchased by the Company for $500,000. The Company will be the operator during the option earn-in period.

Property interests dropped

During the year ended September 30, 2009, the Barren Lake property was returned to the property vendor with the Company retaining no further interest in property. The Company allowed the Lewis Lake property to lapse in February, 2009. The Company and Xstrata Canada Corporation terminated the Seal Bay JV agreement in August 2009 and allowed the Seal Bay lease to expire. The three properties had initially been acquired by the Company pursuant to the 2006 Plan of Arrangement.

(Unaudited - Stated in Canadian Dollars)

7. SHARE CAPITAL

	Number of Shares	Amount	Contributed Surplus
Authorized			
Unlimited number of common shares without par value			
Issued			
Balance, September 30, 2008	25,940,079	$ 14,054,149	$ 1,214,529
Acquisition of mineral properties	100,000	4,500	-
Stock-based compensation - operations	-	-	51,870
Stock-based compensation - properties	-	-	52,992
Balance, September 30, 2009	26,040,079	14,058,649	1,319,391
Flow-through private placements	5,333,330	800,000	-
Share issuance costs	-	(141,659)	39,210
Stock-based compensation - operations	-	-	42,599
Balance, December 31, 2009	31,373,409	$ 14,716,990	$ 1,401,200

a) Share issuance

During the quarter ended December 31, 2009, the Company completed a non-brokered private placement of 5,333,330 flow-through units at a price of $0.15 per unit for gross proceeds of $800,000. Each flow-through unit is comprised of one flow-through common share and one half of one share purchase warrant; each full share purchase warrant entitles the holder to acquire one additional non-flow-through share at a price of $0.23 on or before December 18, 2010 and at a price of $0.29 until December 18, 2011. The shares are subject to a 4 month hold period ending April 19, 2010. The Company paid a finder's fee of $32,500 and issued 433,333 agent's options. Each agent's option is exercisable at a price of $0.15, to acquire one non flow-through common share of the Company and one-half of one share purchase warrant, each full warrant having the same terms as the warrants issued under the private placement. The agent's options were valued at $39,210 using the Black-Scholes option pricing model (assuming a risk-free interest rate of 1.30%, an expected life of 2 year, annualized volatility of 118.53% and a dividend rate of 0%).

During the year ended September 30, 2009, the Company issued 100,000 common shares pursuant to Lake Douglas mineral property agreement with a total value of $4,500.

(b) Stock Options

The Company has adopted an incentive stock option plan authorizing the issue of up to 20% of the amount of shares issued as at the initial listing date on the TSX Venture Exchange, 4,014,581 options. Under the plan, options may only be issued to directors, officers, employees and consultants of the Company and must be subject to a vesting period as required under TSX Venture Exchange policies. The term of each grant shall be no greater than 5 years from the date of grant. The option price shall be no less than the fair market value of the Company's shares on the date of the grant.

Stock option transactions are summarized as follows:

(Unaudited - Stated in Canadian Dollars)

7. **SHARE CAPITAL** *(continued)*

	Number of Options		Weighted Average Exercise Price
Balance, September 30, 2008	2,618,847	$	0.60
Expired/cancelled	(777,915)		0.46
Balance, September 30, 2009	1,840,932		0.64
Options granted	1,250,000		0.16
Expired	(35,936)		0.69
Balance, December 31, 2009	3,054,996	$	0.44
Exercisable at December 31, 2009	2,117,496	$	0.56
Weighted average fair value of options granted during the period	$0.11 (2008 - $nil)		

(b) Stock Options *(continued)*

As at December 31, 2009 the following stock options were outstanding:

	Number of Options	Exercise Price	Expiry Date
	241,664	0.67	January 6, 2010 (subsequently expired)
	16,666	0.38	September 1, 2010
	25,000	0.42	September 12, 2010
	33,333	0.49	December 14, 2010
	945,000	0.70	March 1, 2012
	405,000	0.61	February 5, 2013
	60,000	0.30	May 21, 2013
	75,000	0.30	June 3, 2013
	3,333	0.67	October 20, 2013
	1,250,000	0.16	December 30, 2014
Total	3,054,996	0.44	

As at December 31, 2009 the following agent's options were outstanding:

Number of Options	Exercise Price	Expiry Date
433,333	0.15	December 18, 2011

The fair value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model based on the following weighted average assumptions:

(Unaudited - Stated in Canadian Dollars)

7. SHARE CAPITAL *(continued)*

	Period Ended December 31, 2009	*Period Ended December 31, 2008*
Risk-free interest rate	1.88%	n/a
Expected life	3 years	n/a
Expected volatility	118.89%	n/a
Expected dividend yield	0%	n/a

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

d) Warrants

Warrant transactions are summarized as follows:

	Number of Options		Weighted Average Exercise Price
Balance, September 30, 2008	695,607	$	1.05
Expired	(695,607)		1.05
Balance, September 30, 2009	-		-
Warrants granted	2,666,663		0.23
Balance, December 31, 2009	2,666,663	$	0.23
Exercisable at December 31, 2009	2,666,663	$	0.23

The following warrants to acquire common shares were outstanding at December 31, 2009:

Number of Warrants	Exercise Price	Expiry Date
2,666,663	0.23	December 18, 2011

8. ACCUMULATED OTHER COMPREHENSIVE LOSS

		Three months ended December 31, 2009		Year ended September 30, 2009
Accumulated other comprehensive loss, beginning of year	$	(58,933)	$	(116,232)
Other comprehensive loss		(103,097)		57,299
Accumulated other comprehensive loss, end of period	$	(162,030)	$	(58,933)

(Unaudited - Stated in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the three month periods ended December 31, 2009 and 2008 as follows:

b) Paid or accrued $4,500 (2008 - $6,500) for accounting services to a company controlled by an officer of the Company.

These transactions with related parties were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

10. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions during the three month period ended December 31, 2009 included:

a) The Company issued 433,333 agent's options with a value of $39,210 as finder's fee for a private placement.
b) Included in mineral property costs are $9,097 related to accounts receivable.
c) Included in mineral property costs are $6,185 related to accounts payable and accrued liabilities.

Significant non-cash transactions during the three month period ended December 31, 2008 included:

a) Included in mineral property costs are $124,798 related to accounts receivable.
b) Included in mineral property costs are $56,548 related to accounts payable and accrued liabilities.

11. CAPITAL MANAGEMENT

The Company's objectives for the management of capital are to safeguard its ability to continue as a going concern including the preservation of capital, and to achieve reasonable returns on invested cash after satisfying the objective of preserving capital.

The Company considers its cash and short term investments to be its manageable capital. The Company's policy is to maintain sufficient cash and investment balances to cover operating and exploration costs over a reasonable future period, generally one to one and a half years. The Company accesses capital markets through equity issues as necessary and may also acquire additional funds where advantageous circumstances arise.

Excess cash investments are restricted to bankers' acceptances of major Canadian banks or instruments of equivalent or better quality. No investments in asset-backed commercial paper are permitted.

The Company currently has no externally-imposed capital requirements except to maintain sufficient cash and investment balances to meet exploration commitments entered into pursuant to flow-through share purchase agreements.

12. FINANCIAL INSTRUMENTS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $1,040,793 at December 31, 2009. As the Company's policy is to limit cash holdings and near cash investments to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at December 31, 2009, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $9,097. The Company

12. FINANCIAL INSTRUMENTS *(continued)*

evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. The remaining amounts receivable is GST receivable of $8,632 due from the Canadian government, which is not a financial instrument.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

a) Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income. The interest rate risks on cash equivalent and temporary investments are not considered significant.

b) Foreign Exchange Risk

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Sensitivity analysis

The Company classified its cash and cash equivalent as held for trading, marketable securities as available-for-sale, accounts receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the relatively short period to maturity of these financial instruments. The fair value of marketable securities represents the market value of quoted investments.

Based on management's knowledge and experience of the financial markets, management does not believe that the Company's current financial instruments will be affected by credit risk, liquidity risk or market risk.

13. SUBSEQUENT EVENTS

On February 17, 2010, the Company closed the non-flow-through portion of a non-brokered private placement announced on November 30, 2009 and issued 1,428,722 non-flow-through units at a purchase price of $0.14 per unit for gross proceeds of $200,028. The non-flow-through units consist of a common share of the Company and one common share purchase warrant exercisable over 2 years at an exercise price $0.19 in year one and $0.24 in year two. The shares are subject to a 4 month hold period ending June 18, 2010.

Exemption No: 82-35102



PARAGON MINERALS CORPORATION

MANAGEMENT DISCUSSION & ANALYSIS

THREE MONTHS ENDED DECEMBER 31, 2009

Suite 1500 – 701 West Georgia Street, Vancouver BC V7Y 1C6
Tel: 604.629.2353 Fax: 604. 629.2489
E-mail: paragon@paragonminerals.com Website: www.paragonminerals.com

INTRODUCTION

The following Management Discussion and Analysis ("MD&A") of the financial position and results of operations of Paragon Minerals Corporation ("Paragon" or the "Company"), dated February 25, 2010, should be read in conjunction with the unaudited interim financial statements for the three month period ended December 31, 2009, the annual audited financial statements and the related annual MD&A for the year ended September 30, 2009. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated. This Management's Discussion and Analysis contains "forward-looking statements" that are subject to risk factors set out in the cautionary statement below.

The Company's head office and principal business address is Suite 1500, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 and its registered and records office is located at 2800 Park Place, 666 Burrard Street, Vancouver, BC, V6C 2V6. The Company is a reporting issue in the provinces of British Columbia, Alberta, Ontario and Quebec; and is listed on the TSX Venture Exchange under the symbol "PGR".

Statements in this MD&A that are forward-looking statements (see "Forward Looking Statements") are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors". Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement other than as required pursuant to applicable securities law.

OVERVIEW

Paragon is a Canadian-based junior exploration company engaged in the acquisition, exploration and development of mineral properties in eastern Canada. The Company was incorporated as "Paragon Minerals Corporation" under the Canadian Business Corporations Act ("CBCA") on July 4, 2006 in order to facilitate a Plan of Arrangement carried out by Rubicon Minerals Corporation ("Rubicon"), a public company whose shares are listed on the Toronto Stock Exchange and NYSE Amex. For additional details on the Plan of Arrangement, please refer to the Rubicon Management Information Circular dated July 7, 2006 and filed on SEDAR at www.sedar.com.

As a result of the Arrangement, the Company holds a portfolio of gold and base metal exploration properties in Newfoundland, which it is exploring through a combination of Company-funded exploration and partner-funded exploration. The Company has not earned any significant revenues to date and is in the process of exploring its resource properties. It has not yet determined whether these properties contain ore reserves that are economically recoverable.

The Company currently has four joint venture partners exploring on its properties including Crosshair Exploration & Mining Ltd. ("Crosshair"), Golden Dory Resources Corp. ("Golden Dory"), Metals Creek Resources Corp ("Metals Creek"), and GFE Capital Corp ("GFE Capital") that are earning or have earned into the Company's properties.

The impact of the recent global economic crisis on Paragon include a significantly more difficult market in which to raise equity capital, a reduction in the market value of its assets, and a more challenging market in which to attract and maintain joint venture exploration partners. In order to conserve its cash, the Company significantly reduced its staff and operating expenditures in 2009, as well as reduced its company-funded field exploration activities. The Company has managed to maintain its operations through 2009, but was not able to maintain the same level of company-funded exploration that it had in previous two years without further financings.

During the three month period ended December 31, 2009, the Company spent $90,525 on mineral property acquisition and exploration. Net losses for the period ended December 31, 2009 were $161,577. The Company completed the flow-through portion of a non-brokered private placement announced on November 30, 2009 for gross proceeds of $800,000. Subsequent to the period-ended December 31, 2010, the Company completed the non-flow-through potion of the private placement on February 17, 2010 for gross proceeds of $200,028. The Company's priority in 2010 will be advance its core projects, maintain its current partners and secure additional partners on appropriate projects, continue to evaluate new opportunities for the Company, and secure new financings for future exploration programs and operating costs.

MINERAL PROPERTIES

As of December 31, 2009, the Company has seven gold properties and five base metal properties in the province of Newfoundland & Labrador and a newly acquired gold project in the province of Ontario. Seven of the properties (four gold and three base metal properties) in Newfoundland are under option to partners or subject to joint venture agreements with partners.

During the quarter ended December 31, 2009 the Company entered into a letter agreement to acquire a 100% interest in certain mineral claims located in northwestern Ontario. To earn its interest, the Company is required to make cash payments of $95,000 ($25,000 paid) and issue 200,000 common shares of the Company to the property vendor over a three year period. The property vendor will retain a 1.5% net smelter royalty, of which 50% can be purchased by the Company at any time for $750,000. The transaction is subject to approval by the TSX Venture Exchange.

EXPLORATION UPDATE

Exploration on Company owned and partnered projects during the period ended December 31, 2009 consisted mainly of data review and planning exploration programs for 2010. Results from the work during the period are summarized below with additional project information available on the Company website.

Base Metal Projects

South Tally Pond Project

The South Tally Pond Project area is located in central Newfoundland and consists of five, contiguous 100%-owned properties including the Harpoon property, Gills Pond property, Higher Levels property, South Tally Pond property and the South Tally Pond Extension property. The South Tally Pond property is under option from Altius Resources Inc., whereby the Company can earn a 100% interest in the property. The properties are situated in the same volcanic belt and have strong similarities to the rocks that host Teck Resources Duck Pond Mine (5.48 million tonnes of 3.3% copper, 5.8% zinc, 0.9% lead, 59 g/t silver and 0.86 g/t gold). The Company has a significant land position covering approximately 21,400 hectares immediately southwest of the Duck Pond Mine.

Subsequent to the period ended December 31, 2009, the Company announced that it began drilling on the South Tally Pond Project on February 16, 2010. The planned diamond drill program includes up to 12 drillholes (3,200 metres) and will focus on further defining the mineralization between the wide-spaced drillholes and testing high-priority target areas located along strike. Paragon also plans to drill test several other high priority targets located elsewhere on the property including the Beaver Lake prospect.

Lake Douglas Project

The Lake Douglas project is subject to an option agreement, whereby the Company can earn a 100% interest in the project by making cash and share payments to the vendors.

During the period ended December 31, 2009, the results of a regional till sampling program carried out by the Geological Survey Division of the Newfoundland and Labrador Department of Mines and Energy (Open File report 12A/1449; Smith et. al., 2009) were released, and covered in part, the Lake Douglas project. The government survey returned a highly-anomalous till sample at the Company's Flexure Prospect, a priority target area on the Lake Douglas property. The government till sample returned assays of 163 ppb gold, 288 ppm copper, 492 ppm zinc, 1479 ppm lead and 10278 ppm arsenic, making it one of the top three ranked till samples within the Victoria Lake Volcanic Belt.

The Flexure Prospect is located five kilometres southwest and along strike of the Lake Douglas massive sulphide discovery. The new, highly anomalous till sample is underlain by similar hydrothermally altered volcanic stratigraphy to that hosting the massive sulphides, and coincides with a 400 metre long multi-element (copper, lead,

zinc, silver, gold) soil geochemical anomaly and a high priority airborne EM target. No drilling has been completed in this area.

The Company anticipates following up at the Flexure prospect in 2010 with trenching and/or drilling being considered for early spring/summer.

Other Base Metal Projects

Winterhill JV Project

The Winterhill project is subject to is subject to an option agreement with GFE Capital Corp. whereby GFE Capital may earn up to a 70% interest in the Winterhill property by funding $700,000 in exploration expenditures over a four year period. No field work was completed during the three month period-ended December 31, 2009. The Company anticipates a 1-hole, 400 metre drill program funded by GFE Capital to be completed by April, 2010.

Victoria Lake JV Project

The Victoria Lake JV project is located 60 kilometres southwest of the town of Buchans, NL. No further work was completed on the Victoria Lake JV project during the three month period ended December 31, 2010.

<u>Gold Projects</u>

JBP Linear Project

The Company owns a 100% interest in the JBP Linear property which is subject to annual Advanced Royalty Payments of $15,000. No field exploration work was completed on the project during the three month period ended December 31, 2010. Exploration work including geophysics, basal till samples and diamond drilling is being considered for 2010.

Golden Promise JV Property

The Golden Promise JV property is subject to a Joint Venture Agreement with Crosshair Exploration and Mining Ltd., whereby Crosshair holds a 60% interest in the property and is required to fund the first $2.0 million in exploration. Crosshair can acquire up to a 70% interest by funding $3.0 million in exploration.

In early February, 2010, Crosshair and the Company commenced drilling at the Golden Promise JV project. The drill program is focused on the Jaclyn Main Zone and consists of approximately 6,200 metres of drilling in 30 holes. Eighteen drillholes are 50 metre-spaced "step-out" holes aimed at extending the Jaclyn Main Zone eastward for 300 metres to a total strike length of 1200 metres. The remaining holes are proposed to further test the potential of the paralleling Jaclyn North Zone and provide metallurgical samples of the high-grade near-surface portion of the Jaclyn Main Zone.

Crosshair and the Company also plan to conduct a surface bulk sampling program on completion of the drill program at the Jaclyn Main Zone. The bulk sample is aimed at providing a more representative gold grade for the Jaclyn Main Zone resource, where assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems. Studies of other high-nugget effect gold deposits indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

The exploration programs will be funded by Crosshair as part of the Joint Venture Agreement. Paragon retains a 40% interest in the Golden Promise JV Project.

Gold Star Project

The Gold Star project is subject to an option agreement, whereby the Company can earn a 100% interest in the property by making cash and share payments to the vendor. The property consists of 29 claims (323 units) and is

located in the Archean-aged Sturgeon Lake Gold Belt near the community of Savant Lake, Ontario approximately 230 kilometres northwest of Thunder Bay, Ontario, Canada The transaction is subject to approval by the TSX Venture Exchange.

During the quarter ended December 31, 2009 the Company completed a field investigation of the property in October where sampling confirmed the high-grade gold occurrences. Results of quartz-vein grab samples collected from the key gold prospects are summarized below.

- 34.2 g/t to 276.0 g/t gold (0.99 to 8.06 oz/ton) at the Powell Gold Prospect (4 grab samples);
- 3.46 g/t to 22.80 g/t gold (0.10 to 0.66 oz/ton) at the Davidson-Carr Gold Prospect (5 grab samples); and
- 49.8 g/t gold (1.45 oz/ton) at the Y-Island Gold Prospect with 6.14 g/t gold (0.18 oz/ton) from the sheared host wall rock.

The Company plans to complete follow-up prospecting, geological mapping and geochemical sampling during the summer, 2010 with the aim of developing trench and/or drill targets.

Other Gold Projects

Huxter Lane JV Project

The Huxter Lane property is subject to an option agreement with Golden Dory Resources Corp. whereby Golden Dory may earn up to a 60% interest in the Huxter Lane property by funding $2,000,000 in exploration expenditures over a four year period. Golden Dory may then earn an additional 10% interest (to 70%) by completing a bankable feasibility study. Golden Dory completed its first drill program on the property in May, 2009.

No further field exploration work was completed on the project during the three month period ended December 31, 2009. The Company anticipates Golden Dory will continue exploration on the property in 2010.

Long Pond JV Project

The Long Pond JV project is subject to an option agreement with Metals Creek Resources Corp. whereby Metals Creek may earn up to a 60% interest in the Long Pond property by funding $500,000 in exploration expenditures over a four year period. No field work was completed during the three month period-ended December 31, 2009. The Company anticipates Metals Creek will continue exploration on the property in 2010.

South Golden Promise JV Project

The South Golden Promise JV project is located in central Newfoundland immediately south of the Golden Promise JV Project. Crosshair has earned a 60% interest in the property and is subject to joint venture terms. No field work was completed during the three month period-ended December 31, 2009. Exploration plans for the project are being discussed by crosshair and the Company.

Maritec Project

The 100%-owned Maritec gold project is located 10 kilometres east of the town of Baie Verte, Newfoundland. No field work was completed during the three month period-ended December 31, 2009.

Glenwood Project

The 100%-owned Glenwood gold project is located 25 kilometres west of the town of Gander, Newfoundland. No field work was completed during the three month period-ended December 31, 2009.

EXPLORATION OUTLOOK

The past twelve months have been very challenging for most junior mining exploration companies and was no exception for Paragon. The Company reduced its company-funded exploration activities in 2009 to the care and maintenance of its key properties, and reduced staff and overhead costs as further efforts to conserve cash. All core and non-core property assets were reviewed in 2009 and property positions reduced as required. The Company completed three JV option agreements with 3 partners during the period ended September 2009, with an overall value of $5.7 million of potential earn-in requirements.

Market conditions have improved during the period ended December 31, 2009 and the Company plans to continue to advance its key gold and base metal properties through a combination of company-funded and partner-funded exploration in 2010. The Company's priority in 2010 will be to maintain and secure additional partners for several of its 100%-owned gold and base metal projects, to evaluate all new opportunities for the Company, and to secure new financings for future exploration programs.

The Company currently has four joint venture partners exploring on its properties including Crosshair Exploration & Mining Ltd. ("Crosshair"), Golden Dory Resources Corp. ("Golden Dory"), Metals Creek Resources Corp ("Metals Creek"), and GFE Capital Corp ("GFE Capital") that are earning or have earned into the Company's properties. The Company anticipates continued exploration on the properties from all partners.

QUALIFIED PERSONS

Work on Paragon exploration projects is being out by Paragon employees and consultants and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Historical results were obtained from published reports available in the public domain.

RESULT OF OPERATIONS

Three month period ended December 31, 2009

For the three months ended December 31, 2009, the Company incurred a net loss of $161,577 compared to a net loss of $$355,107 incurred in the three months ended December 31, 2008. The decrease in net loss of $193,530 is primarily the result of a decrease in general administrative expenses by $93,705 to $127,093 (2008 - $220,798) and a decrease in loss from other items by $99,825 to $34,484 (2008 - $134,309).

The decrease in general operating costs was mainly attributable to:

- Office and miscellaneous of $16,424 (2008 - $20,903) has decreased over the comparative period mainly due to the Company's efforts to reduce costs in all areas of operations.
- Professional fees of $12,290 (2008 - $8,695) is higher than the comparative period due to the increased financing and mineral property acquisition activities.
- Salaries and benefits of $39,272 (2008 - $127,141) are significantly lower than the comparative period as a result of a severance pay of $82,500 made to a former Vice President Exploration for the termination of his employment contract in December 2008.
- Transfer agent and filing fees of $6,756 (2008 - $824) is higher than the comparative period due to the increased financing and mineral property acquisition activities.
- Travel and accommodation expenses of $1,072 (2008 - $6,139) has decreased over the comparative period due to decrease in promotional activities.
- Stock-based compensation expenses of $42,599 (2008 - $45,478), a non-cash charge, are the estimated fair value of the vesting portion of stock options granted in fiscal 2010 and 2009. The Company used the Black-Scholes option pricing model for the fair value calculation.

Loss from other items included interest income of $112 (2008 - $5,933) and loss on sale of marketable securities of $34,596 (2008 - $nil). The decrease in interest income is due to the significant drop in interest rates interest rates and

the lower average cash balance during the period. The loss on sale of marketable securities is result of the Company selling a portion of its marketable securities. The loss from other items in three months ended December 31, 2008 also included future income tax expenses of $141,933 arising from adjustments to tax pool balances.

SUMMARY OF QUARTERLY RESULTS

Results for the eight most recent quarters ending with the last quarter for the three months ending on December 31, 2009 are:

	For the Three Months Ending							
	Fiscal 2010	Fiscal 2009				Fiscal 2008		
	Dec. 31, 2009	Sept. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008	Jun. 30, 2008	Mar. 31, 2008
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data								
Total revenues	-	-	-	-	-	-	-	-
Income (loss) before discontinued operations and extraordinary items	(161,577)	(1,455,770)	325,589	82,339	(355,107)	(1,827,536)	13,140	(176,598)
Net income (loss)	(161,577)	(1,455,770)	325,589	82,339	(355,107)	(1,827,536)	13,140	(176,598)
Income (loss) per common share outstanding – basic and diluted								
Income (loss) before discontinued operations and extraordinary items	(0.01)	(0.05)	0.01	0.00	(0.01)	(0.07)	0.00	(0.01)
Net income (loss) per share	(0.01)	(0.05)	0.01	0.00	(0.01)	(0.07)	0.00	(0.01)

The financial data presented above is derived from the Company's financial statements, which are prepared in accordance with accounting principles generally accepted in Canada and in Canadian dollars.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2009, the Company had a cash and cash equivalents of $1,040,793 compared to $390,358 as at September 30, 2009. The Company had working capital as at December 31, 2009 of $1,054,795 compared to working capital of $378,335 as at September 30, 2009.

Current quarter

During the first quarter, the cash and cash equivalent balance increased by $650,435 (2008 - a decrease of $873,222). Cash used in operating activities was $176,233 (2008 - $114,518). Cash provided from investing activities during the quarter ended December 31, 2009 was $78,668 (2008 - $785,641 cash used). Cash generated from financing activities during the quarter ended December 31, 2009 was $748,000 (2008 - $26,937).

At present, management believes that the Company has sufficient capital resources to pay for its operating and capital cost requirements for the fiscal 2010. The Company's priority in 2010 will be to maintain its current partners, secure additional partners for several of its 100%-owned gold and base metal projects, evaluate new opportunities for the Company, and secure new financings for future exploration programs.

Going Concern

At present, the Company's operations do not generate cash flow and its financial success is dependent on management's ability to discover economically viable mineral deposits. The mineral exploration process can take

many years and is subject to factors that are beyond the Company's control. In order to continue as a going concern and to meet its corporate objectives, which primarily consist of exploration work on its mineral properties, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company. Management believes it will be able to raise equity capital as required in the long term, but recognizes there will be risks involved that may be beyond their control.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than that which is disclosed under note 11(c) "NRD Agreement", of the financial statements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the three month periods ended December 31, 2009 and 2008 as follows:

a) Paid or accrued $4,500 (2008 - $6,500) for accounting services to a company controlled by an officer of the Company.

These transactions with related parties were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

SUBSEQUENT EVENTS

On February 17, 2010, the Company closed the non-flow-through portion of a non-brokered private placement announced on November 30, 2009 and issued 1,428,722 non-flow-through units at a purchase price of $0.14 per unit for gross proceeds of $200,028. The non-flow-through units consist of a common share of the Company and one common share purchase warrant exercisable over 2 years at an exercise price $0.19 in year one and $0.24 in year two.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to determination of stock-based compensation, impairment of assets, valuation of investments, and future income taxes. Actual results could differ from these estimates.

CHANGES IN ACCOUNTING POLICIES

New accounting policies adopted

Financial instruments - disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, that includes additional disclosure requirements about fair value measurements for financial instruments and liquidity risk disclosures effective for fiscal years ending after September 30, 2009. Enhanced fair value measurements entail a three-level hierarchy that takes into account the significance of the inputs used in making the fair value measurements. The amendment clarifies that liquidity risk relates to financial liabilities that are settled by delivering cash or another financial asset. Enhanced liquidity risk disclosures include a maturity analysis for derivative financial liabilities based on how an entity manages liquidity risk. The adoption of this standard did not have a significant impact on the Company's financial statements.

Future accounting changes

Convergence to international Financial Reporting Standards ("IFRS")

In February 2008, the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition date of October 1, 2011 will require the restatement for comparative purposes, amounts reported by the Company for the year ended September 30, 2011, for which the current and comparative information will be prepared under IFRS.

The Company has commenced its IFRS conversion project in 2008. The Company's IFRS project consists of three phases – scoping, evaluation and design, and implementation and review. The Company has commenced the scoping phase of the project, which consists of project initiation and awareness, identification of high-level differences between Canadian GAAP and IFRS and project planning and resourcing. The Company has completed a high level scoping exercise and has prepared a preliminary comparison of financial statement areas that will be impacted by the conversion.

A detailed assessment of the impact of adopting IFRS on the Company's consolidated financial statements, accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures, and the various covenants and capital requirements and business activities has not been completed. The impact on such elements will depend on the particular circumstances prevailing at the adoption date and the IFRS accounting policy choices made by the Company. The Company has not completed its quantification of the effects of adopting IFRS. The financial performance and financial position as disclosed in our Canadian GAAP financial statements may be significantly different when presented in accordance with IFRS.

Business Combinations, Non-controlling Interest and Consolidated Financial Statements

In January 2009, the CICA issued Handbook Sections 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which replace CICA Handbook Sections 1581, Business Combinations, and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company's business combinations with acquisition dates on or after January 1, 2011. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual financial statements for its fiscal year beginning October 1, 2011. Early adoption of these Sections is permitted and all three Sections must be adopted concurrently.

FINANCIAL INSTRUMENTS

The Company's financial instruments are exposed to the following risks:

Credit Risk

The Company's primary exposure to credit risk is the risk of illiquidity of cash and cash equivalents, amounting to $1,040,793 at December 31, 2009. As the Company's policy is to limit cash holdings and near cash investments to instruments issued by major Canadian banks, or investments of equivalent or better quality, the credit risk is considered by management to be negligible.

Amounts receivable at December 31, 2009, includes amounts due from joint venture partners for exploration managed by the Company on the Company's joint-ventured properties, in the amount of $9,097. The Company evaluates the credit worthiness of its partners and has the right to request cash advances for all work done on their behalf. The remaining amounts receivable is GST receivable of $8,632 due from the Canadian government, which is not a financial instrument.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to pay financial instrument liabilities as they come due. The Company's only liquidity risk from financial instruments is its need to meet operating accounts payable requirements. The Company maintains sufficient cash balances to meet these needs.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

a) Interest Rate Risk

The Company is exposed to interest rate risk on its cash equivalent and temporary investments. The majority of these investments are in discounted instruments with pre-determined fixed yields. Interest rate movements will affect the fair value of these instruments so the Company manages maturity dates of these instruments to match cash flow needs, enabling realization at no loss in almost all cases. Unrealized gains and losses are reported in other comprehensive income. The interest rate risks on cash equivalent and temporary investments are not considered significant.

b) Foreign Exchange Risk

The Company has virtually no foreign exchange risk as all its activities are carried out in Canada and all its financial assets and liabilities are denominated in Canadian dollars.

Sensitivity analysis

The Company classified its cash and cash equivalent as held for trading, marketable securities as available-for-sale, accounts receivables as loans and receivables, and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalent, accounts receivable, accounts payable and accrued liabilities, approximate their fair values due to the relatively short period to maturity of these financial instruments. The fair value of marketable securities represents the market value of quoted investments.

Based on management's knowledge and experience of the financial markets, management does not believe that the Company's current financial instruments will be affected by credit risk, liquidity risk or market risk.

OUTSTANDING SHARE DATA

The Company had the following common shares, stock options and warrants outstanding as at the period ended December 31, 2009:

Issued and Outstanding Common shares	31,473,409
Stock options	3,054,996
Agent options	433,333
Agent option warrants	216,666
Warrants	2,666,663
Fully diluted shares outstanding	37,845,067

RISK FACTORS

Companies operating in the mining industry face many and varied kinds of risk. While risk management cannot eliminate the impact of potential risks, the Company strives to manage such risks to the extent possible and practical. The following are the risk factors most applicable to the company:

Industry

Exploring and developing mineral resource projects bears a high potential for all manner of risks. The Company properties are in the exploration stage and are without a known body of commercial ore. Development of any of the Company's properties will only follow upon obtaining satisfactory exploration results, mineral exploration and development involve a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that Company's mineral exploration activities will result in the discovery of a body of commercial ore on any of its properties. Several years may pass between the discovery of a deposit and its exploitation. Most exploration projects do not result in the discovery of commercially mineable mineralized deposits

Financing

The Company is in the exploration stage and as such has no significant source of revenue. Its continued operations are dependent upon the ability of the company to obtain additional equity or partner financing. Obtaining further financing may be dependent upon market conditions and results of exploration. There is no assurance that the Company's exploration efforts will be successful or that market conditions will be favourable. The Company will require additional funding to maintain its mineral properties in good standing. The lack of additional financing could result in delay or indefinite postponement of further exploration and possible, partial or total loss of Paragon's interest in its mineral properties.

Title

There is no guarantee that title to properties in which Company has a material interest will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. In addition, certain of the mining claims in which the Company has an interest are not recorded in the name of the Company and cannot be recorded until certain steps are taken by other parties. Before a number of claims under option can be recorded in Company's name, the underlying title holder has to assign title to the Company once the Company satisfies its option agreement obligations. There are no assurances that the underlying title holder will assign title.

Operating Hazards and Risks

Mineral exploration involves many risks. The operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, land slides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the risks involved in the conduct of exploration programs.

Environmental Factors

The Company currently conducts exploration activities in the Canadian Province of Newfoundland and Labrador. Such activities are subject to various laws, rules and regulations governing the protection of the environment. In Canada, extensive environmental legislation has been enacted by federal and provincial governments. Such legislation imposes rigorous standards on the mining industry to reduce or eliminate the effects of wastes generated by extraction and processing operations and subsequently deposited on the ground or emitted into the air or water. All phases of the Company's operations are subject to environmental regulation in the jurisdictions in which it operates. Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties

and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations. The cost of compliance with changes in governmental regulations has the potential to preclude entirely the economic development of a property.

The Company is able to conduct its exploration within the provisions of the applicable environmental legislation without undue constraint on its ability to carry on efficient operations. The estimated annual cost of environmental compliance for all properties held by the Company in the exploration stage is minimal and pertains primarily to carrying out diamond drilling, trenching or stripping. Environmental hazards may exist on the Companies properties, which hazards are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties.

Governmental Regulation

Exploration activities on the Company's properties are affected to varying degrees by: (i) government regulations relating to such matters as environmental protection, health, safety and labour; (ii) mining law reform; (iii) restrictions on production, price controls, and tax increases; (iv) maintenance of claims; (v) tenure; and (vi) expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Company's operations. Changes in such regulation could result in additional expenses and capital expenditures, availability of capital, competition, reserve uncertainty, potential conflicts of interest, title risks, dilution, and restrictions and delays in operations, the extent of which cannot be predicted.

The Company is at the exploration stage on all of its properties. Exploration on the Company's properties requires responsible best exploration practices to comply with company policy, government regulations, maintenance of claims and tenure. The Company is required to be registered to do business and have a valid prospecting license (required to prospect or explore for minerals on Crown Mineral Land or to stake a claim) in any Canadian province in which it is carrying out work.

Mineral exploration primarily falls under provincial jurisdiction. However, the Company is also required to follow the regulations pertaining to the mineral exploration industry that fall under federal jurisdiction, such as the Fish and Wildlife Act.

If any of the Company's projects are advanced to the development stage, those operations will also be subject to various laws and regulations concerning development, production, taxes, labour standards, environmental protection, mine safety and other matters.

FORWARD LOOKING STATEMENTS

The Company's audited financial statements for year ended September 30, 2009 and this accompanying MD&A contain certain statements that may be deemed "forward-looking statements". All statements in this document, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements.

Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "interprets" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs, joint venture partner participation, and liquidity. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ

materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

CHANGEOVER PLAN TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standard Board (IASB) will also continue to issue new accounting standards during the conversion period, and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

For the Company, the changeover to IFRS will be required for interim and annual financial statements beginning on October 1, 2011. As a result, the Company will begin to develop a plan to convert its Financial Statements to IFRS. The Company will provide training to key employees and will be monitoring the impact of the transition on its business practices, systems and internal controls over financial reporting.

EFFECTIVENESS OF DISCLOSURE CONTROLS

The Chief Financial Officer and Chief Executive Officer have evaluated the effectiveness of the Company's disclosure controls as of December 31, 2009. They have concluded that the Company's disclosure controls and procedures provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company, particularly during the period during which this report was being made.

ADDITIONAL INFORMATION

Additional information concerning the Company and its operations is available on SEDAR at www.sedar.com and on the Company web site at www.paragonminerals.com .

APPROVAL

The Board of Directors of Paragon Minerals Corporation has approved the contents of this management discussion and analysis. A copy of this MD&A will be provided to anyone who requests it.

Exemption No: 82-35102

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Michael Vande Guchte, Director, President & Chief Executive Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended December 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 26, 2010

"Michael J. Vande Guchte"

Michael Vande Guchte
Director, President & Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 52-109FV2
CERTIFICATION OF INTERIM FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Tom R. Wilson, Chief Financial Officer of Paragon Minerals Corporation, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Paragon Minerals Corporation (the "issuer") for the interim period ended December 31, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: February 26, 2010

"Tom R. Wilson"

Tom R. Wilson
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i. controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii. a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

NEWS RELEASE

PARAGON MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR
Shares Issued: 31,373,409

NR10-01 February 10, 2010

Drilling underway at the Golden Promise JV Gold Project

Paragon Minerals Corporation (TSX-V: PGR) is pleased to announce that joint-venture partner Crosshair Exploration & Mining Corp. (NYSE Amex: CXZ; TSX: CXX) has commenced drilling at the Golden Promise JV Gold Project in central Newfoundland. The program will focus on the Jaclyn Main Zone and will consist of approximately 6,200 metres of drilling in 30 holes. Eighteen drillholes are 50 metre-spaced "step-out" holes aimed at extending the Jaclyn Main Zone eastward for 300 metres to a total strike length of 1200 metres. The remaining holes are proposed to further test the potential of the paralleling Jaclyn North Zone and provide metallurgical samples of the high-grade near-surface portion of the Jaclyn Main Zone.

Crosshair and Paragon also plan to conduct a surface bulk sampling program on completion of the drill program at the Jaclyn Main Zone. The bulk sample is aimed at providing a more representative gold grade for the Jaclyn Main Zone resource, where assay results from diamond drilling alone may not be an effective means of reliably determining grade in high-nugget effect gold systems. Studies of other high-nugget effect gold deposits indicate that assays from surface diamond drill holes may understate the actual in-situ gold grade in such deposits.

"We are very pleased to see the drilling get underway again at Golden Promise" said Michael Vande Guchte, President and CEO of Paragon. "The drill program and planned bulk sampling program should go a long way to further evaluating the gold potential of the project". The exploration programs will be funded by Crosshair as part of the 2009 Joint Venture Agreement (see Paragon News Release dated April 9, 2009). Paragon retains a 40% interest in the Golden Promise JV Gold Project.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon and its exploration partners are focused on gold and base metal exploration projects in eastern Canada. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release.

Forward-looking statements - *This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding regulatory approvals, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general*

economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Exemption No: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR
Shares Issued: 31,373,409

NR10-02 February 16, 2010

Paragon commences drilling at South Tally Pond VMS Project

Paragon Minerals Corporation (TSX-V: PGR) is pleased to announce the start of the 2010 drill program on its wholly-owned South Tally Pond zinc-lead-copper-silver-gold volcanogenic massive sulphide ("VMS") project in central Newfoundland. The project has excellent road access and is located adjacent to Teck Resources Duck Pond copper-zinc mine. Paragon holds a significant land position covering 21,400 hectares of this highly prospective, producing volcanic belt. The planned drill program includes up to 12 drillholes (3,200 metres) focused on expanding the Lemarchant massive sulphide discovery and testing several other high priority targets located elsewhere on the property.

"We're pleased to get the drilling underway again at the South Tally Pond project", said Michael Vande Guchte, President and CEO of Paragon. "We believe there is tremendous potential for additional massive sulphide deposits to be found in this already producing volcanic belt, starting with the Lemarchant massive sulphide discovery".

About the South Tally Pond VMS Project

The South Tally Pond Project is located in the same volcanic belt and has many similarities to the rocks that host Teck's Duck Pond copper-zinc mine. Paragon has made a significant precious metal-rich massive sulphide discovery at the Lemarchant Prospect, where wide-spaced drilling has identified semi-massive to massive sulphide mineralization over a 500-metre strike length at depths from 165 to 300 metres below surface. Significant drill intercepts include ***9.46% zinc, 2.13% lead, 0.81% copper, 73.44g/t silver, 1.85 g/t gold over 14.6 metres (LM07-15)*** and ***12.38% zinc, 2.61% lead, 0.45% copper, 50.32 g/t silver, 0.74 g/t gold over 14.6 metres (LM07-17).*** The mineralization intersected to date consists of massive to semi-massive zinc-lead-copper sulphides and barite with local visible gold. The footwall to the mineralization consists of strongly altered, proximal felsic volcanic rocks containing stringer and disseminated sulphides. The Lemarchant mineralization remains open for expansion within the current drilled area and along strike to the north and south.

The planned winter drill program at Lemarchant will focus on further defining the mineralization between the wide-spaced drillholes where thickening of the massive sulphides is suggested by down-hole geophysics and testing high-priority target areas located along strike. Paragon also plans to drill test several other high priority targets located elsewhere on the property including the Beaver Lake prospect.

Paragon Minerals Corporation is a Canadian-based mineral exploration company listed on the TSX Venture Exchange. Paragon and its exploration partners are focused on gold and base metal exploration in the province of Newfoundland & Labrador, Canada. Further details on the properties can be found on the Company website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael J. Vande Guchte"

President & CEO

Qualified Person – David A. Copeland, M.Sc., P.Geo., Exploration Manager for Paragon Minerals Corporation is a Qualified Person as defined by NI43-101 and has reviewed and approved the technical contents of this news release. Historical results were obtained from published reports available in the public domain.

Forward-looking statements *- This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.*

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Exemption No: 82-35102

NEWS RELEASE

PARAGON
MINERALS CORPORATION

TSX Venture Exchange Symbol: PGR
Shares Issued: 32,802,181

NR10-03 February 17, 2010

Not for distribution to U.S. news wire services or dissemination in the United States

Paragon Minerals Closes $200,000 Non-Flow-Through Private Placement

Paragon Minerals Corporation (PGR:TSX-V; the "Company") announces that further to its news releases dated November 30, 2009 and December 18, 2009, it has completed the non-flow-through portion of a non-brokered private placement, and has issued 1,428,772 non-flow-through Units ("NFT Unit") at a purchase price of $0.14 per NFT Unit for gross proceeds of $200,028. Each NFT Unit will consist of one common share of the Company and one common share purchase warrant with a term of 24 months from the date of closing. Each warrant will entitle the holder to acquire one additional common share of the Company at an exercise price of $0.19 per common share in year one and $0.24 per common share in year two.

Paragon will use the proceeds from this placement for general & administration purposes and exploration expenses on the Company's properties. All securities issued by Paragon under the private placement are subject to a 4 month hold period.

About Paragon Minerals Corporation

Paragon Minerals Corporation is a Canadian-based mineral exploration company focused on gold, copper, lead, zinc, and silver in eastern Canada. Paragon's flagship base metal project is the 100%-owned South Tally Pond VMS project where it has made a significant precious metal-rich massive sulphide discovery in a proven mining district in central Newfoundland. Paragon is also exploring an exceptional portfolio of gold properties through both company and partner-funded exploration. For more information on Paragon and its properties, please visit the website at www.paragonminerals.com

PARAGON MINERALS CORPORATION

"Michael Vande Guchte"

President & CEO

<u>Note</u>: The securities offered have not been registered under the U.S. Securities Act of 1993, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

<u>Forward-looking statements</u> - This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Paragon expects to occur, are forward looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding use of proceeds, current and future exploration programs, activities and results. Although Paragon believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, continued availability of capital and financing, inability to obtain required regulatory or governmental approvals and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of Paragon's management on the date the statements are made. Except as required by securities laws, Paragon undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change. These statements are based on a number of assumptions, including, among others,

assumptions regarding general business and economic conditions, the timing of the receipt of regulatory and governmental approvals for the transactions described herein, the ability of Paragon and other relevant parties to satisfy stock exchange and other regulatory requirements in a timely manner, the availability of financing for Paragon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

"Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

For more information, contact Michael Vande Guchte, President & CEO or Bill Cavalluzzo, VP Investor Relations at (604) 629-2353
Paragon Minerals Corporation, Suite 1500–701 West Georgia Street, Vancouver B.C. CANADA V7Y 1C6

Exemption No: 82-35102

Form 45-106F1
Report of Exempt Distribution

This is the form required under section 6.1 of National Instrument 45-106 for a report of exempt distribution.

Issuer/underwriter information

Item 1: State the full name of the issuer of the security distributed and the address and telephone number of its head office. If the issuer of the security distributed is an investment fund, state the name of the fund as the issuer, and provide the full name of the manager of the investment fund and the address and telephone number of the head office of the manager. Include the former name of the issuer if its name has changed since last report. If an underwriter is completing this form, also state the full name of the underwriter and the address and telephone number of the head office of the underwriter.

Paragon Minerals Corporation (the "Issuer")
#1500 - 701 West Georgia Street,
Vancouver, British Columbia
V7Y 1C6

Item 2: State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta, Ontario, and Quebec.

Item 3: Indicate the industry of the issuer by checking the appropriate box next to one of the industries listed below.

☐ Bio-tech
Financial Services
  ☐ investment companies and funds
  ☐ mortgage investment companies
☐ Forestry
☐ Hi-tech
☐ Industrial

Mining
  ☒ exploration/development
  ☐ production
☐ Oil and gas
☐ Real estate
☐ Utilities
☐ Other (describe)

____

Details of distribution

Item 4: Complete Schedule I to this report. Schedule I is designed to assist in completing the remainder of this report.

Item 5: State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

February 17, 2010

Item 6: For each security distributed:

(a) describe the type of security,

Private Placement of non-flow-through units ("NFT Units"), with each NFT Unit consisting of one non-flow-through common share of the Issuer and one transferable common share purchase warrant ("NFT Warrant").

(b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date; and

1,428,772 NFT Units. Each NFT Warrant entitles the holder to acquire one additional non-flow-through common share of the Company ("NFT Warrant Share") until February 17, 2011 at a price of $0.19 per NFT Warrant Share, and until February 17, 2012 at a price of $0.24 per NFT Warrant Share.

(c) state the exemption(s) relied on.

Sections 2.3, 3.3, 2.5 & 3.5 of National Instrument 45-106 ("NI 45-106").

Item 7: Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 8, below.

Each jurisdiction where purchasers reside	Number of purchasers	Price per security (Canadian $)[1]	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	4	$0.14	$56,528.08
Newfoundland	1	$0.14	$3,500.00
Saskatchewan	1	$0.14	$140,000.00
Total number of Purchasers	6		
Total dollar value of distribution in all jurisdictions (Canadian $)			$200,028.08

Note 1: If securities are issued at different prices list the highest and lowest price the securities were sold for.

Commissions and finder's fees

Item 8: Complete the following table by providing information for each person who has received or will receive compensation in connection with the distribution(s). Compensation includes commissions, discounts or other fees or payments of a similar nature. Do not include payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. ***Not applicable***

If the securities being issued as compensation are or include convertible securities, such as warrants or options, please add a footnote describing the terms of the convertible securities, including the term and exercise price. Do not include the exercise price of any convertible security in the total dollar value of the compensation unless the securities have been converted.

Full name and address of the person being compensated	Compensation paid or to be paid (cash and/or securities)				
	Cash (Canadian $)	Securities			Total dollar value of compensation (Canadian $)
		Number and type of securities issued	Price per security	Exemption relied on and date of distribution	

Item 9: If a distribution is made in Ontario, please include the attached "Authorization of Indirect Collection of Personal Information for Distributions in Ontario". The "Authorization of Indirect Collection of Personal Information for Distributions in Ontario" is only required to be filed with the Ontario Securities Commission.

Certificate

On behalf of the Issuer, I certify that the statements made in this report are true.

Date: February 17, 2010

PARAGON MINERALS CORPORATION
Name of Issuer (please print)

Michael J. Vande Guchte, President, Tel: (604) 629-2353
Print name, title and telephone number of person signing



Signature

Item 10: State the name, title and telephone number of the person who may be contacted with respect to any questions regarding the contents of this report, if different than the person signing the certificate.

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Exemption No: 82-35102


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Paragon Minerals Corporation

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PARAGON MINERALS CORPORATION ("PGR")
BULLETIN TYPE: Private Placement-Non-Brokered
BULLETIN DATE: February 16, 2010
TSX Venture Tier 2 Company

TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 30, 2009:

Number of Shares: 1,428,772 shares

Purchase Price: $0.14 per share

Warrants: 1,428,772 share purchase warrants to purchase 1,428,772 shares

Warrant Exercise Price: $0.19 for a one year period
$0.24 in the second year

Number of Placees: 6 placees

Insider / Pro Group Participation:

Insider=Y /
Name ProGroup=P / # of Shares
Michael Vande Guchte Y 110,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly. [Note that in certain circumstances the Exchange may later extend the expiry date of the warrants, if they are less than the maximum permitted term.]

TSX-X